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                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           OMNI ENERGY SERVICES CORP.
                           --------------------------
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   68210 T1 09
                                   -----------
                                 (CUSIP Number)

    DENNIS SCIOTTO, 7315 EL FUERTE STREET, CARLSBAD, CA 92009, (760) 809-8265
    -------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 17, 2005
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.         68210 T1 09
--------------------------------------------------------------------------------
(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         DENNIS SCIOTTO
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [   ]
         (b)  [   ]
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(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         PF
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         United States
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Number of              7.       Sole Voting Power
Shares                          5,846,503 (1)
Beneficially           ---------------------------------------------------------
Owned by               8.       Shared Voting Power
                                32,682
Each                   ---------------------------------------------------------
Reporting              9.       Sole Dispositive Power
Person With                     5,846,503 (1)
                       ---------------------------------------------------------
                       10.      Shared Dispositive Power
                                32,682
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         5,879,185 (1)

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         35.6%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------
(1) Includes 997,800 shares of common stock, 2,660 shares of Series C 9% Convertible Preferred Stock (convertible into 1,364,103 shares of common stock) and warrants redeemable for 3,484,600 shares of common stock



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ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, $0.01 par value ("Common Stock") of OMNI Energy Services Corp., a Louisiana corporation (the "Issuer"), into which the Issuer's Series C 9% Convertible Preferred Stock, no par value (the "Series C Stock"), is convertible and the warrants to purchase Common Stock (the "Warrants") are redeemable. Dennis Sciotto (the "Reporting Person") indirectly acquired 2,660 shares of Series C Stock and Warrants redeemable for 3,484,600 shares of Common Stock.

The Issuer has its principal executive offices at 4500 N.E. Evangeline Thruway, Carencro, Louisiana 70520.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by the Reporting Person to report his indirect acquisition of Common Stock issuable upon the conversion of the Preferred Stock and the redemption of the Warrants.

The principal residential address of the Reporting Person is 7315 El Fuerte Street, Carlsbad, CA 92009.

The present principal occupation of the Reporting Person is real estate manager and developer.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Sciotto is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 17, 2005, the Reporting Person entered into the Securities Purchase Agreement (the "Purchase Agreement"), dated as of May 17, 2005, by and between the Issuer and the holders of Series C Stock pursuant to which the Reporting Person acquired 2,660 shares of Series Stock (convertible into 1,364,103 shares of the Issuer's Common Stock) and Warrants redeemable for 3,484,600 shares of the Issuer's Common Stock. The Reporting Person personally financed the $2.66 million in consideration he paid for the Series C Stock and the Warrants.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the Preferred Stock and Warrants for investment purposes.

The Issuer amended its Articles of Incorporation on May 17, 2005 to create the Series C Stock. The amendment is attached hereto as an exhibit to this Schedule 13D and is incorporated herein by reference. The Articles of Amendment provide for the following:

         The Series C Stock holders shall receive payment before the holders of the Issuer's Common Stock upon the voluntary or involuntary liquidation, winding up or dissolution of the Issuer.

         The holders of the Series C Stock, voting as a separate class, are entitled to elect two directors to the Board of Directors of the Issuer, as long as 2,000 shares of Series C Stock are outstanding. One of the two directors will be the Reporting Person or his designee.

         The Issuer cannot, without the affirmative vote of the holders of the Series C Stock, (i) amend its Articles of Incorporation or any other document to change any rights, preferences or privileges of the Series C Stock, (ii) authorize another class or series of shares senior to or ranking pari passu with the Series C Stock with respect to dividends or distribution of assets on liquidation, dissolution or the winding up of the affairs of the Issuer, (iii) so long as at least 2,000 shares of Series C Stock remain outstanding, increase the number of persons on the Board of Directors above six, (iv) purchase, redeem or otherwise acquire any Common Stock or any other junior stock of the Issuer, either directly or through a subsidiary. The Issuer may purchase, redeem or otherwise acquire the 29 shares of Series B 8% Convertible Preferred Stock currently outstanding without receiving the prior approval of the holders of



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         Series C Stock, or (v) so long as at least 2,000 shares of Series C
         Stock remain outstanding, sell, grant any option to purchase, or otherwise issue any Common Stock or any equity or equity equivalent securities (including any equity, debt or other instrument that is at any time over the life thereof is convertible into or exchangeable for Common Stock) entitling any person, other than the holders of the Series C Stock or any Excluded Securities (as hereinafter defined), to acquire shares of Common Stock at an effective price per share less than $1.95. For purposes hereof, "Excluded Securities" means (1) securities purchased under the Securities Purchase Agreement, dated as of May 17, 2005, by and between the Issuer and the holders of Series C Stock (the "Securities Purchase Agreement"); (2) securities issued upon conversion or exercise of the Series C Stock or the Warrants (as defined in the Securities Purchase Agreement); (3) shares of Common Stock issuable or issued to employees, consultants or directors from time to time upon the exercise of options, in such case granted or to be granted in the discretion of the Board of Directors pursuant to one or more stock option plans or restricted stock plans in effect; (4) shares of Common Stock issued in connection with any stock split, stock dividend or recapitalization of the Company; (5) securities issued upon conversion of outstanding shares of Series B 8% Convertible Preferred Stock, provided that the terms of such preferred stock have not been amended since the date hereof; (6) securities issued upon conversion or exercise of Debentures or Warrants issued under the Securities Purchase Agreement, dated as of February 12, 2004, between the Company and the Investors named therein and the Securities Purchase Agreement, dated as of April 15, 2004, between the Company and the Investors named therein, each as amended, modified and supplemented; (7) 361,800 shares (200,000 shares to James C. Eckert and 161,800 shares to G. Darcy Klug) and 100,000 options (40,000 options to James C. Eckert and 60,000 options to G. Darcy Klug); and (8) 2,924,424 shares issuable upon exercise of the currently outstanding warrants and "investor options" listed on
         Schedule 1 to the Warrants (as defined in the Securities Purchase Agreement).

Except as set forth in this Item 4, the Reporting Person does not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, the Reporting Person beneficially owns an aggregate of 5,879,185 shares of the Issuer's Common Stock as follows: 997,800 shares are owned directly; 32,682 shares are owned by his wife; 1,364,103 shares are issuable upon conversion of 2,660 shares of Series C Stock; and 3,484,600 shares are issuable upon redemption of the Warrants. This represents a 35.6% interest in the Issuer's Common Stock.

(b) As of the date hereof, the Reporting Person has sole voting power for 5,846,503 shares, shared voting power for 32,682 shares with his wife, sole dispositive power for 5,846,503 shares and shared dispositive power for 32,682 shares with his wife.

(c) Other than the transaction described in Item 4, the Reporting Persons have not effected any transactions during the past 60 days in the Common Stock, Series C Stock or Warrants.

(d) To the best knowledge of the Reporting Person, no person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Common Stock, Series C Stock or Warrants owned by the Reporting Person.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

SECURITIES PURCHASE AGREEMENT

A Securities Purchase Agreement, dated as of May 17, 2005, by and between the Issuer and the holders of Series C Stock has been executed by the Reporting Person, a copy of which is attached hereto as an exhibit to this Schedule 13D and is incorporated herein by reference.



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REGISTRATION RIGHTS AGREEMENT

A Registration Rights Agreement, dated as of May 17, 2005, by and between the Issuer and the holders of Series C has been executed by the Reporting Person and is attached hereto as an exhibit. The Registration Rights Agreement requires the Issuer to file a Registration Statement for the shares of the Issuer's Common Stock issued upon the conversion of the Series C Stock exercise of the Warrants or as dividends on the Series C Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1.  Stock Purchase Agreement.(1)

2.  Registration Rights Agreement.(1)

3.  Articles of Amendment to the Articles of Incorporation of the Issuer.(1)

(1) Filed herewith



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED AS OF MAY 27, 2005

                                                 By: /s/ Dennis Sciotto
                                                     ---------------------------
                                                     Dennis Sciotto